UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___ Rule 13d-1(b)	___ Rule 13d-1(c)	_X__ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No	65333F107	13G

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nextel WIP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER	79,056,228
SHARES BENEFICIALLY	6	SHARED VOTING POWER	0 (see Item 4)
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER	79,056,228
PERSON WITH	8	SHARED DISPOSITIVE POWER	0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,056,228 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
100% of the Class B Common Stock (See Item 2 and Item 4)
12	TYPE OF REPORTING PERSON*
CO

Page 2 of 8 pages

SCHEDULE 13G

     This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13G filed on February 14, 2001 (the “Schedule 13G”) with the Securities and Exchange Commission on behalf of Nextel WIP Corp., a signatory to the Amended and Restated Shareholders Agreement, dated February 18, 2000, by and among Nextel Partners, Inc. and the shareholders listed therein, as amended (the “Shareholders Agreement”).

ITEM 1(a)	NAME OF ISSUER:
Nextel Partners, Inc.

ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
4500 Carillon Point
Kirkland, WA 98033

ITEM 2(a).	ITEM 2(b) AND ITEM 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL
BUSINESS OFFICE AND CITIZENSHIP:

     Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Schedule 13G is filed on behalf of Nextel WIP Corp. (the “Reporting Person”) who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the “Non-Reporting Persons”) identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock of Nextel Partners, Inc. (the “Class A Common Stock”) as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. The Reporting Person owns 100% of the outstanding Class B Common Stock of Nextel Partners, Inc. (the “Class B Common Stock”), which is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. (“NCI”), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

     Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

     REPORTING PERSON:

1.	Nextel WIP Corp. (Delaware corporation) 2001 Edmund Halley Drive Reston, VA 20191

Citizenship: Delaware corporation

NON-REPORTING PERSONS:

The following Non-Reporting Persons (No. 1-12) are referred to herein as the “DLJ Entities.”
1.	DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)
2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
4.	DLJ Diversified Partners, LP (Delaware limited partnership)
5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)

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6.	DLJ EAB Partners, LP (Delaware limited partnership)
7.	DLJ ESC II, LP (Delaware limited partnership)
8.	DLJ First ESC, LP (Delaware limited partnership)
9.	DLJ Millenium Partners, LP (Delaware limited partnership)
10.	DLJ Millenium Partners-A, LP (Delaware limited partnership)
11.	DLJMB Funding II, Inc. (Delaware corporation)
12.	UK Investment Plan 1997 Partners (Delaware limited partnership)

c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York, NY 10172

The following Non-Reporting Persons (No. 13-22) are referred to herein as the “Non-DLJ Entities.”

13.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership)

3 First National Plaza Suite 3800 Chicago, IL 60602

14.	Eagle River Investments LLC (Washington limited liability company)

2300 Carillon Point Kirkland, WA 98033-7353

15.	Motorola, Inc. (Delaware corporation)

1303 E. Algonquin Road Schaumburg, IL 60196

16.	David Aas (US citizen)
17.	John Chapple (US citizen)
18.	Mark Fanning (US citizen)
19.	Perry Satterlee (US citizen)
20.	David Thaler (US citizen)
21.	John Thompson (US citizen)

4500 Carillon Point Kirkland, WA 98033

22.	Janet Thompson (US Citizen)

c/o Alison Yeager Laird Norton Trust Company 801 Second Ave., Suite 1600 Seattle, WA 98104-1564

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock

Page 4 of 8 pages

ITEM 2(e).	CUSIP NUMBER:
65333F107
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR
3D-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	Investment company registered under Section 8 of the Investment Company Act;
(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable

ITEM 4.	OWNERSHIP
(a)-(c) AMOUNT BENEFICIALLY OWNED, PERCENT OF CLASS AND VOTING/DISPOSITIVE POWER.

     Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 98,913,228 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 59.7% of the Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2001. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. ("NCI"), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

     The Reporting Person has, as of December 31, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

     Nextel WIP Corp. has sole power to vote and dispose of 79,056,228 shares, or 100% of the outstanding shares, of Class B Common Stock. Nextel WIP Corp. may be deemed to have the shared power to vote of an aggregate of 70,380,096 shares, or 42.5% of the shares, of Class A Common Stock. Nextel WIP Corp. may also be deemed to have the shared power to dispose of 98,913,228 shares, or 59.7% of the shares, of Class A Common Stock. Nextel WIP Corp. disclaims beneficial ownership of all shares of which it may be deemed to have shared power to vote or dispose.

     The Non-Reporting Persons, as of December 31, 2001, may be deemed to have shared power to direct the disposition of an aggregate of 98,913,228 shares, or 59.7% of the shares, of the Class A Common Stock. The Non-DLJ entities may be deemed to have shared power to vote an aggregate of

Page 5 of 8 pages

70,380,096 shares, or 42.5% of the outstanding shares, of Class A Common Stock. The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 17.2% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose. The beneficial ownership of each Non-Reporting Person as of December 31, 2001 is as follows:

BENEFICIAL OWNERSHIP AS OF DECEMBER 31, 2001:
	COMMON	PERCENT
	STOCK	OF CLASS (1)

DLJ Merchant Banking Partners II, L.P.	17,973,750	10.9%
DLJ Merchant Banking Partners II-A, L.P.	715,800	(2)
DLJ Offshore Partners II, C.V.	883,854	(2)
DLJ Millenium Partners, L.P.	290,616	(2)
DLJ Millenium Partners-A, L.P.	56,676	(2)
DLJ Diversified Partners, L.P.	1,050,822	(2)
DLJ Diversified Partners-A, L.P.	390,246	(2)
DLJMB Funding II, Inc.	2,840,980	1.7%
UK Investment Plan 1997 Partners	400,764	(2)
DLJ First ESC, L.P.	34,590	(2)
DLJ ESC II, L.P.	3,814,334	2.3%
DLJ EAB Partners, L.P.	80,700	(2)
Madison Dearborn Capital Ptrs II, LP	27,218,904	16.5%
Eagle River Investments LLC	19,500,012	11.8%
Motorola, Inc.	13,076,376	7.9%
David Aas (3)	1,128,425	(2)
John Chapple (4)	3,551,024	2.1%
Mark Fanning (5)	981,481	(2)
Perry Satterlee (6)	1,105,876	(2)
David Thaler (7)	1,310,667	(2)
John Thompson (8)	1,842,381	1.1%
Janet Thompson (9)	789,950	(2)
TOTAL (10)	98,913,228	59.9%

(1)	Based on 165,562,642 shares of Class A Common Stock outstanding as of December 31, 2001, as provided by Nextel Partners, Inc.
(2)	Less than 1%.
(3)	Includes 60,000 shares of Class A Common Stock that are subject to a currently exercisable option.
(4)	Includes 90,000 shares of Class A Common Stock that are subject to a currently exercisable option, 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple and 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.
(5)	Includes 76,667 shares of Class A Common Stock that are subject to a currently exercisable option.
(6)	Includes 100,000 shares of Class A Common Stock that are subject to a currently exercisable option and 165,000 shares held by PSS-MSS, L.P., an entity controlled by Mr. Satterlee.
(7)	Includes 56,667 shares of Class A Common Stock that are subject to a currently exercisable option.
(8)	Includes 174,167 shares of Class A Common Stock that are subject to a currently exercisable option, 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson and 125,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.
(9)	Includes 122,500 shares of Class A Common Stock that are subject to a currently exercisable option.
(10)	The total has been adjusted to reflect the 125,000 shares held by Panther Lake LLC and beneficially owned by Messrs. Chapple and Thompson. See footnotes (2) through (9) above.

Page 6 of 8 pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 4

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

Page 7 of 8 pages

SIGNATURE

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002

Date /s/ Leonard J. Kennedy

Signature
Senior Vice President and General Counsel

Name/Title

Page 8 of 8 pages